As filed with the Securities and Exchange Commission on April 25, 1997 Registration No. 333-23097


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                       PRE-EFFECTIVE AMENDMENT NO. 1 TO
<R/>
                                   FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              THERMOGENESIS CORP.
            (Exact name of the Company as specified in its charter)

          DELAWARE 94-3018487
(State or other jurisdiction of incorporation (I.R.S. Employer Identification Number) or organization)

                             3146 Gold Camp Drive
                       Rancho Cordova, California 95670
                                (916) 858-5100
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Philip H. Coelho
                              President & C.E.O.
                              THERMOGENESIS CORP.
                             3146 Gold Camp Drive
                           Rancho Cordova, CA 95670
                                (916) 858-5100
      (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:
                             David C. Adams, Esq.
                                General Counsel
                              THERMOGENESIS CORP.
                             3146 Gold Camp Drive
                       Rancho Cordova, California 95670
                                (916) 858-5110
          Fax:                      (916) 858-5199

APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC: As soon as practicable, after the Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

                        CALCULATION OF REGISTRATION FEE

                                             PROPOSED MAXIMUM       PROPOSED MAXIMUM
TITLE OF EACH CLASS OF                       OFFERING PRICE PER     AGGREGATE OFFERING
SECURITIES TO BE          AMOUNT TO BE       SHARE                  PRICE                 AMOUNT OF
REGISTERED                REGISTERED                                                          REGISTRATION FEE
Common Stock Offered
by Selling                 2,901,589          $3.9375{(1)}           $11,425,006           $  3,939.66
Stockholders

Common Stock
Underlying Placement         100,000{(2)}     $3.885{(4)}            $    388,500.00       $    133.97
Agent Warrant

Common Stock
Underlying Warrants         1,378,001{ (3)}   $3.885{(4)}            $  5,353,533.80       $  1,846.05



Warrants to Purchase
Common Stock                1,478,001{ (5)}     N/A{ (5 )}                   N/A{(5)}            N/A{(5)}
<R/>
                                                                                           $5,919.68{**}
<TABLE/>
(1)  Calculated  in  accordance with Rule 457(c) of the Securities Act of 1933,
     as  amended  ("Securities  Act").   Estimated  for  the  sole  purpose  of
     calculating the  registration  fee  and based upon the average of the high and low price per share of the common  stock  of  the  Company on March 7,
     1997,  as  reported  on  the  National  Association of Securities  Dealers
     Automated Quotations System.

(2)  Represents a warrant to purchase 100,000  shares  of  common  stock  at an exercise price of $3.885 per share.
(3)  Represents  Warrants to purchase 1,378,001 shares at an exercise price  of
     $3.885 per share.   Warrants  were  issued as part of the Units offered in
     the Company's private placement.

(4)  Calculated in accordance with Rule 457(g) of the Securities Act.



(5) The warrants may be exercised to purchase shares of Common Stock. The number of shares of Common Stock that may be acquired upon the exercise of the Warrants is included in the number os shares of Common Stock to be issued in notes (2) and (3) above. No fee is required pursuant to Rule
     457(g).
<R/>



**   Registration fee has been previously paid.
<R/>
THE REGISTRANT HEREBY AMENDS THIS  REGISTRATION STATEMENT ON SUCH DATE OR DATES
AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE
A FURTHER AMENDMENT WHICH SPECIFICALLY  STATES THAT THIS REGISTRATION STATEMENT
SHALL  THEREAFTER  BECOME EFFECTIVE IN ACCORDANCE  WITH  SECTION  8(A)  OF  THE
SECURITIES  ACT OF 1933  OR  UNTIL  THE  REGISTRATION  STATEMENT  SHALL  BECOME
EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A),
MAY DETERMINE.

                                      ii



Subject to Completion April 25, 1997
PROSPECTUS



                               THERMOGENESIS CORP.
                        4,379,590 shares of Common Stock
                                ($.001 Par Value)
                      Warrants to Purchase 1,478,001 Shares
<R/>



Of  the  4,379,590   shares   of   Common   Stock    of   THERMOGENESIS   CORP.
("THERMOGENESIS"  or  the  "Company") being offered (the "Offering"), 2,901,589 shares are being offered by  certain  stockholders of the Company (the "Selling
Stockholders").  Of the shares being offered  by  Selling Stockholders, 145,587 shares  were  issued pursuant to the Company's manufacturing/license  agreement with On-Time Manufacturing, Inc. and 2,756,002 shares were issued in connection with the Company's  private placement completed in November 1996.  In addition, the Company is registering  the  resale  of  1,478,001 warrants ("Warrants") to purchase  1,478,001  shares of Common Stock issuable  upon  exercise  of  those
Warrants.  The Warrants  were also issued by the Company in connection with the private placement, and the  resale  of  the  warrants  may be sold in a primary offering,  or  the  shares of Common Stock acquired upon the  exercise  of  the
Warrants may be sold  in  a  secondary  offering,  by  the Selling Stockholders pursuant  to this Prospectus.  See "The Company - Recent  Financing";  "Selling
Stockholders".   At  June  30,  1996, the Company had an accumulated deficit of
$6,382,928.
<R/>



The shares of Common Stock and Warrants  owned  by the Selling Stockholders may be offered for sale from time to time at market prices  prevailing at such time or at negotiated prices by the Selling Stockholders, and  without  payments  of any  underwriting  discounts  or  commission,  except  for  usual and customary selling commissions paid to brokers or dealers.  THERMOGENESIS  Common Stock is traded and listed on the Nasdaq Stock Market, SmallCap Market, under the symbol
"KOOL".   See  "Description  of Securities".  The average of the high  and  low price for the Company's Common  Stock  on April 17, 1997 was $3.25, as reported on the Nasdaq SmallCap Market, and the Company  does not, therefore, anticipate
the  exercise of the Warrants.   The Warrants are  not  traded  on  the  Nasdaq
Market,  and  it  is not anticipated that there will ever be any market for the
Warrants.  The Company  will  not  receive  any  proceeds  from the sale of any
Common  Stock  or the resale of any Warrants by the Selling Stockholders.   See
"SELLING STOCKHOLDERS".   Expenses  of  the  Offering, estimated to be $22,000,
will be paid in full by the Company.
<R/>
         THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                          SEE "RISK FACTORS" AT PAGE 4



            THESE ARE SPECULATIVE SECURITIES AND SHOULD BE PURCHASED
          BY PERSONS ABLE TO BEAR THE RISK OF LOSS OF THEIR INVESTMENT
<R/>
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED  BY  THE  SECURITIES AND
EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                   UNDERWRITING DISCOUNTS
                           PRICE TO WARRANT        AND COMMISSIONS          PROCEEDS TO THE COMPANY{(2)}
                           HOLDERS{(1)}
Per share. . . . . . . . . $ 3.885                 $ 0.00                   $ 3.885
Total. . . . . . . . . . . $5,742,033.80           $ 0.00                   $ 5,742,033.80
 .

(1) Represents exercise price to Warrant holders at $3.885 per share and exercise price for placement agent Warrant at $3.885 per share for 100,000 shares of common stock.
(2) Represents proceeds to the Company assuming the exercise of Warrants to purchase up to 1,378,001 shares of Common Stock at a price of $3.885 per share, before other expenses of issuance and distribution estimated to be $22,000. All expenses will be paid by the Company.

                 The date of this Prospectus is April __, 1997.

                              AVAILABLE INFORMATION
<R.
The Company has filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-3 under the Securities Act of 1933 (the "Securities Act"), with respect to the Common Stock and Warrants offered hereby. The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files periodic reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information concerning the Company may be inspected and copies may be obtained (at prescribed rates) at the Commission's Public Reference Section, 450 Fifth Street, NW, Washington, D.C. 20549, and at the Commission's Regional offices at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy, and information statements, and other information regarding the issuers that file electronically with the Commission. This Prospectus does not contain all information set forth in the Registration Statement and Exhibits thereto which the Company has filed with the Commission under the Securities Act and to which reference is hereby made. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed with the Commission.
<R/>
                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE



Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or replaces such statement. Any such statement shall not be deemed to constitute a part of this Prospectus, except as so modified or replaced. There is incorporated herein by reference the following documents previously filed with the Commission under the Company's Exchange Act file number 0-16375:
<R/>
(1) The Company's Annual Report on Form 10-KSB for the year ended June 30, 1996, and amendment to Annual Report on Form 10-KSBA/1 filed October 28, 1996;

(2) The Company's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1996, and December 31, 1996;

(3) The Company's Current Reports on Form 8-K for the event date November 27, 1996;



(4) The Company's Current Report on Form 8-K for the event date March 27, 1997; and
<R/>
(5) The Company's Form 8-A for the registration of the Company's Common Stock pursuant to Section 12(g) of the Exchange Act.

In addition, all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on written or oral request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents). Requests should be directed to: THERMOGENESIS CORP., 3146 Gold Camp Drive, Rancho Cordova, California 95670, Attention: Secretary; telephone (916) 858-5100.

                               PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus. This Prospectus contains forward-looking statements that are subject to risks and uncertainties, including, but not limited to, delays beyond the Company's control with respect to regulatory approvals, market acceptance of new technologies, and other risks detailed in the section entitled Risk Factors and elsewhere in the Company's filings with the Securities and Exchange Commission. A glossary of certain technical terms used in this Prospectus is located at the back of the Prospectus.



                                   THE COMPANY
THERMOGENESIS CORP. (the "Company") is a bio-medical company that designs, manufactures and distributes thermodynamic systems which utilize its proprietary heat transfer technology for the storage, retrieval and processing of blood products and biological tissues ("Proprietary Technology"). The Company, originally incorporated in Delaware on September 26, 1986, as Insta Cool Inc. of North America, changed its name to THERMOGENESIS CORP. in January 1995 to better reflect the thermodynamic segment of the biotechnology industry which it began servicing. Historically, the Company's primary revenues have been from sales of blood plasma freezers to hospitals, blood banks and blood transfusion centers for rapid freezing of blood plasma. Currently, the Company is manufacturing several categories of thermodynamic devices which are being sold to the blood plasma industry under permission from the Food and Drug Administration ("FDA"). Other potential applications and markets for the Company's Proprietary Technology includes medical and pharmaceutical applications, and industrial applications. During the fiscal years 1988 through 1995, the Company focused its efforts on research and development and on refining product design and application. The Company has also continuously sought new applications for its technology, including the design of a device used for harvesting of fibrinogen rich cryoprecipitate for use as an intravenous treatment of clotting protein deficient patients, or as a hemostatic agent or tissue sealant in certain surgical and medical procedures. See "The Company and Recent Events - Current Products and Development Efforts".
<R/>
To date, the Company's revenues have been principally derived from sales of blood plasma freezers and thawers to hospitals and blood banks throughout the world. With total revenues for the fiscal year ended June 30, 1996 of approximately $4.1 million, the Company has attained a dominant share of the small, but medically important market for plasma thawers and freezers. Revenues increased for the three and six months ended December 31, 1996, by approximately 219% and 159%, respectively, from the corresponding 1995 period. The sales increase was due primarily to a key customer order totaling approximately $3,900,000, which order was substantially completed by the end of December 1996.


   <R/>



                                 USE OF PROCEEDS
The Company will not receive any proceeds from the sale of Common Stock or resale of Warrants by the Selling Stockholders. Assuming the Warrants are exercised, the Company would receive approximately $5,742,034, which would be used for continued research and development, and for general corporate purposes and operations.
<R/>
                                  RISK FACTORS
For a discussion of considerations relevant to an investment in the Common Stock and Warrants, see the section entitled "RISK FACTORS" beginning on page 4.



                                  THE OFFERING
Pursuant to the terms of the private placement, the Company is registering the Common Stock and Warrants offered by the Selling Stockholders, and the Common Stock to be issued upon the exercise of outstanding Warrants issued as part of the Units in the private placement. To the extent required under the federal securities laws, this Prospectus may be used for resale of Common Stock upon the exercise of the Warrants by the holders of such Warrants.
<R/>
Common Stock Outstanding Before the Offering.........................15,834,005
Common Stock Offered to Warrant Holders...............................1,478,001
Common Stock Offered by Selling Stockholders......................... 2,901,589
Common Stock Outstanding After the Offering Assuming Exercise of the Warrants 17,312,006
Nasdaq Symbol..............................................................KOOL

                                  RISK FACTORS

An investment in the Common Stock described herein entails a number of very significant risks. Because of these risks, funds should only be invested by persons able to bear the risk of and withstand the loss of their entire investment. Prospective investors should also consider the following before making an investment decision.



LACK OF PROFITABILITY. Except for net income of $11,246 for the year ended June 30, 1994 on net sales of $2,678,192, the Company has not been profitable since inception. For the year ended June 30, 1996, the Company had a net loss of $568,534 on net sales of $4,124,634 and an accumulated deficit at June 30, 1996, of $6,382,928. See "Annual Report on Form 10-KSB -- Financial Statements". For the six months ended December 31, 1996, the Company had a net loss of $564,719 on sales of $4,348,286.
<R/>



DEPENDENCE UPON NEW PRODUCTS FOR FUTURE GROWTH. Historically, substantially all of the Company's revenue has been from the sales of product related to the freezing, thawing and storing of blood plasma. Because the Company expects the blood plasma market to have limited growth, the future success of the Company will be dependent upon new applications of its technology, including application of products in the biotechnology market. The Company intends to concentrate on developing novel thermodynamic blood processing systems such as:
(1) a cryoprecipitate processing device with disposable containers ("CryoSeal<trademark> System"); (2) a long-term blood sample storage, inventory management and retrieval system ("JRC"); and (3) system for collecting, processing, controlled-rate freezing and inventory management of thermolabile products ("N{2} BioArchive<trademark> System"). See "The Company and Recent Events - Current Products and Development Efforts." Although these three potential products use technology related to the freezing, thawing and storage of blood plasma, development of these products represents a departure from the Company's current core business. Further, although the Company has had encouraging discussions with experts in areas of application for these potential products, development of each product is still in its development phase and the Company has no contracts for sales of two of these three products. No assurance can be given that all of these potential products can be successfully developed, and if developed, that a market will develop for them.
<R/>



POSSIBLE NEED FOR ADDITIONAL FINANCING. Based on current sales and projected development costs for products currently in development, the Company believes that it will have sufficient working capital for its operations for the 1997 fiscal year. In the event actual sales of the Company's products do not meet the Company's expectations in any given period, or development and production costs increase significantly, the Company may need to secure additional financing to complete and fully implement its business objectives. The Company has been establishing a working relationship with its bank, and is working towards securing a line of credit secured by its accounts receivable. There can be no assurance that the Company will be able to obtain a working line of credit or that it will be able to obtain one on terms that would be beneficial to the Company. In the event that the Company's working capital forecast falls short of its needs, additional equity financing would be required. The Company currently has no plans to seek any additional equity financing and no assurance can be given that such financing would be available if needed, and if available, that it will be obtained on terms favorable to the Company. Furthermore, delays in receipt of any required governmental approvals prior to marketing products in development, or requirements for additional testing prior to approval, may result in decreased revenues and increased development costs that might require the Company to seek additional financing sooner. See "Risk Factors -- Government Regulation Associated with Products".
<R/>

LACK OF TESTING DATA. The Company has only initiated laboratory testing of its CryoSeal<trademark> System and its N{2} BioArchive<trademark> System. There can be no assurance that the testing can be successfully completed within the Company's expected time frame and budget, or that the Company's products will prove effective in the required clinical trials. If the Company is unable to conclude successfully the clinical trials of its products in development, the Company's business, financial condition and results of operation could be adversely affected.

GOVERNMENT REGULATION ASSOCIATED WITH PRODUCTS. The majority of the Company's products require clearance to market in the United States from the United States Food and Drug Administration ("FDA"), which may limit or circumscribe applications for U.S. markets for which the Company's products may be sold. Further, if the Company cannot establish that its product is substantially equivalent, or superior, in safety and efficacy to a previously approved product, delays may result in final clearance from the FDA for marketing its products. No assurance can be given that FDA clearance to market in the United States will be obtained. The Company's products are also required to meet certain other criteria or receive certain approvals from other foreign governments for marketing and sales. See "The Company and Recent Events - Government Regulation".



NO ASSURANCE OF NEW PRODUCT ACCEPTANCE. The market acceptance of the Company's new products in development will depend upon the medical community and third-party payers accepting the products as clinically useful, reliable accurate and cost effective compared to existing and future products or procedures. Market acceptance will also depend on the Company's ability to adequately train technicians on how to use the CryoSeal<trademark> System and the N{2}
BioArchive<trademark> System. Even if the Company's systems are clinically adopted, the use may not be recommended by the medical profession or hospitals unless acceptable reimbursement from health care and third-party payers is available. Failure of either of these new systems to achieve significant market share could have material adverse effects on the Company's long term business, financial condition and results of operation. See "Annual Report on Form 10-KSB -- Description of Business"; "Risk Factors -- Uncertain Availability of Third-Party Reimbursement".
<R/>
UNCERTAIN AVAILABILITY OF THIRD-PARTY REIMBURSEMENT. In the United States, hospitals, physicians and other health care providers that purchase medical devices rely on third-party payers, principally Medicare, Medicaid, private health insurance plans and other sources of reimbursement for costs of procedures in which medical devices are used. With health care increasingly relying on managed care systems through which to deliver their surgeries for a fixed cost per person, which may be independent and different from the actual costs for such care, substantial scrutiny may prevent the use of certain procedures or medical devices based on the lack of reimbursement. Because the Company's CryoSeal<trademark> System and N{2} BioArchive<trademark> System are currently in final phases of development and have not yet received FDA clearance or approval, there exists uncertainty regarding the availability of third-party reimbursement. Failure to secure third-party reimbursement could adversely affect the Company's revenues and market for the new products in development. See "The Company and Recent Events -- Third-Party Reimbursement".



FOREIGN  REGULATORY  APPROVALS.   The Company's products often require  foreign
regulatory registrations or approvals prior to marketing the products in certain foreign countries.
<R/>



REIMBURSEMENT   FOR  MEDICAL  DEVICES  AND  PROCEDURES.   International  market
acceptance  of  the  Company's  new  products  in  development  would  also  be dependent, in part, upon the availability of reimbursement within prevailing health care payment systems in each country. Reimbursement and health care payment systems in international markets vary significantly by country, and include both government sponsored health care (e.g. Japan) as well as private insurance. There can be no assurance that reimbursement approvals will be obtained in any given foreign market in a timely manner which could have a material adverse effect on market acceptance of the Company's new products in international markets.
<R/>
RISK OF SOFTWARE DEFECTS. The Company's CryoSeal<trademark> System and N{2} BioArchive<trademark> System currently in final development rely on computer software components that direct the harvesting process of the CryoSeal<trademark> System, and the controlled-rate freezing, storage and retrieval robotics of the N{2} BioArchive<trademark> System. The software in these devices, including updated versions in the future, may contain undetected errors or failures. There can be no assurance that, despite testing by the Company and customers, errors will not be found in the software during continuous use, resulting in loss or delay in market acceptance, which could have a material effect on the Company's business, financial condition and results of operations.

   <R/>



RELIANCE ON PATENTS AND OTHER PROPRIETARY INFORMATION. The Company believes that patent protection is important for products and potential segments of its current and proposed business. The Company currently holds four (4) patents, and has five (5) patents pending to protect the designs of an additional three
(3) products which the Company intends to market. See "Annual Report on Form 10-KSB". There can be no assurance, however, as to the breadth or degree of protection afforded to the Company or the competitive advantage derived by the Company from current patents and future patents, if any. Although the Company believes that its patents and the Company's existing and proposed products do not infringe upon patents of other parties, it is possible that the Company's existing patent rights may be challenged and found invalid or found to violate proprietary rights of others. In the event any of the Company's products are challenged as infringing, the Company would be required to modify the design of its product, obtain a license or litigate the issue. There is no assurance that the Company would be able to finance costly patent litigation, or that it would be able to obtain licenses or modify its products in a timely manner. Failure to defend a patent infringement action or to obtain a license or implementation of modifications would have a material adverse effect on the Company's continued operations. See "Annual Report on Form 10-KSB -- Description of Business".
<R/>
TRADE SECRETS. The Company also relies in part on trade secrets and proprietary know-how, and it employs various methods to protect its technology, such as use of confidentiality agreements with employees, vendors, and customers. However, such methods may not afford complete protection and there can be no assurance that others will not obtain the Company's know-how, or independently develop it.

DEPENDENCE ON KEY PERSONNEL AND OBTAINING ADDITIONAL ENGINEERING PERSONNEL. The Company is dependent upon the experience and services of Philip H. Coelho, President and Chief Executive Officer, and Charles de B. Griffiths, Vice President, Marketing and Sales and Walter Ludt, Chief Operating Officer. The loss of either person would adversely affect the Company's operations. The Company has obtained key man life insurance covering Mr. Coelho in the amount of $1,000,000 as some protection against this risk. Furthermore, to implement its new product development, the Company will have to recruit and retain additional experienced engineers. There is no assurance that the Company will be able to find and retain engineers required to meet its self-imposed deadlines for product development. See "The Company and Recent Events - Employees".

PRODUCT LIABILITY AND UNINSURED RISKS. The Company maintains a general liability policy which includes domestic and foreign product liability coverage of $1,000,000 per occurrence and $2,000,000 per year in the aggregate. Nevertheless, a partial or completely uninsured claim against the Company could have a material adverse effect on the Company's financial condition and operations.

NEGATIVE IMPACT ON TRADING VALUE OF COMMON STOCK. The Company has currently more than 15,834,000 shares outstanding, including the shares registered hereby on behalf of selling shareholders and excluding shares underlying warrants, almost all of which are registered and trading. Because the trading market for the Company's common stock is affected by numerous circumstances and events, the Company can make no prediction on the effect the registration of the shares of common stock hereby will have on that market. The number of shares being registered by the Company hereby could have an adverse effect on the trading value of its Common Stock in general. See "Description of Securities - Registration Obligation".

LACK OF CASH DIVIDENDS. To date, the Company has not paid any cash dividends on its Common Stock and does not expect to declare or pay any cash or other dividends on its Common Stock in the foreseeable future.

                          SUMMARY FINANCIAL INFORMATION

The following information has been summarized from the Company's financial statements included in its Annual Report on Form 10-KSB for the year ended June 30, 1996, and Quarterly Reports on Form 10-Q for the quarters ended September 30, 1996, and December 31, 1996, incorporated by reference herein, and should be read in conjunction with those financial statements and the related notes thereto:

                                     For the Six Months Ended December 31,      For the Year Ended June 30,
                                               1996              1995               1996               1995
STATEMENT OF OPERATIONS DATA:
Revenues                                     $4,348,286         $1,681,982         $4,124,634         $3,311,880
Operating expenses                           $4,954,809         $1,972,518         $4,778,015         $3,704,193
Net loss                                     $ (564,719)        $ (281,843)        $ (568,534)        $  (88,296)
Net loss per common share                       $(0.04)            $(0.03)            $(0.05)            $(0.01)
Weighted average shares outstanding          13,755,000         10,547,000         11,491,000         10,170,000

                                                    December 31,                          June 30,
                                               1996              1995              1996              1995
SELECTED BALANCE SHEET DATA:
Working Capital                            $11,325,245        $3,013,228        $3,620,939         $1,413,156
Total Assets                               $13,434,218        $4,350,229        $5,937,140         $2,662,839
Long Term Obligations                      $   258,249        $  168,730        $  286,284         $   14,456
Total Liabilities                          $ 1,259,718        $  725,246        $1,562,829         $  662,256
Stockholders' Equity                       $12,174,500        $3,624,983        $4,374,311         $2,000,583

                         THE COMPANY AND RECENT EVENTS



The Company was incorporated in Delaware on September 26, 1986 as Insta Cool Inc. of North America, and subsequently merged with Refrigeration Systems International, Inc., a California corporation. In January of 1995, the Company changed its name to THERMOGENESIS CORP. to better reflect the thermodynamic blood processing segment of the biotechnology industry that it hopes to service through development of new products. The Company designs and sells products and devices which utilize its proprietary thermodynamic technology for the processing of biological substances including the cryopreservation, thawing, and harvesting of blood components, and to a lesser extent for the preservation of perishable foods ("Proprietary Technology"). Historically, the Company's primary revenues have been from sales of blood plasma freezers and thawers to hospitals, blood banks and blood transfusion centers. Currently, the Company is manufacturing several categories of thermodynamic devices which are being sold to the blood plasma industry under FDA permission to market in the United States. Other potential applications and markets for the Company's Proprietary Technology include medical and pharmaceutical applications, and industrial applications. During the fiscal years 1988 through 1995, the Company has focused its efforts on research and development and on refining product design and application. The Company has also continuously sought new applications for its products and technology, including the design of a device used for the intraoperative harvesting of autologous fibrinogen rich cryoprecipitate for use as a hemostatic agent or tissue sealant in certain surgical and medical procedures. See "The Company and Recent Events - Current Products and Development Efforts".
<R/>

HISTORICAL



The Company's strategy is to develop superior blood processing devices for the niche blood processing markets where new products could quickly establish credibility for the Company's Proprietary Technology. The Company believed that by concentrating its products to serve the blood plasma industry, many customers, such as the Red Cross or other blood transfusion societies of various countries, would validate the Company's Proprietary Technology for rapid freezing of biological substances, more specifically blood plasma. Early products which were designed for blood banks and hospitals, have received rapid 510(k) permission to market, and the Company believes that it has achieved a significant market share for those products in the 32 countries in which they are marketed. See "Annual Report on Form 10-KSB -- Description of Business; Marketing and Distribution".
<R/>
From 1988 to 1992 the Company's products were designed to transfer heat by causing heat transfer liquids to directly contact plastic sealed containers within which resided various blood components. Early product designs used liquids containing chloro-flouro-carbons ("CFC") which the Company phased out in the fall of 1992. Thereafter, the Company developed an alternative heat transfer method which automatically interposed a thin flexible membrane between the heat transfer liquid and biological substances which process allowed for use of non-CFC based heat transfer liquids.

Principal products initially developed by the Company and marketed to hospitals, blood banks, and blood transfusion centers consisted of freezers and thawers for blood plasma. The Company continued to design and develop various freezer models and thawers for expanded applications, and these products remain the core products of the Company's current business. To expand its market and product use, the Company changed the focus of its research and development to the design of new products that would be applied to different applications within the blood industry, including surgical, pharmaceutical and medical procedures that utilize freezing and thawing technology as part of standard procedures. See "The Company and Recent Events - Current Products and Development Efforts".

Having established a presence in markets where the need to freeze and thaw blood tissues precisely and rapidly was valuable to the customer, the Company began to focus its technology towards harvesting fibrinogen rich cryoprecipitate from blood for use as a hemostatic agent and tissue adhesive for medical and surgical use. Medical literature currently documents important practical applications for fibrinogen rich cryoprecipitate in thirteen distinct areas, including plastic surgery, thoracic surgery, cardiovascular surgery, orthopaedic surgery, and ophthalmologic surgery. The Company's fibrinogen collecting device with its disposable container sources the fibrinogen rich cryoprecipitate from a patient's own blood ("autologous"), and is unique in that aspect when compared to current sources of fibrinogen which generally rely on homologous single donations or pooled plasma.

RECENT FINANCING

In November 1996, the Company completed a private placement raising a total of $8,268,006, before direct expenses, the net funds of which are being used for general corporate purposes that include, but are not limited to, payment of existing accounts payable and short-term debt, testing of products, continued research and development, preclinical trials, production costs and inventory, advertising and promotional materials related to new products in development, working capital, and increased payroll due to the addition of personnel necessary to bring the new products in development to market.

Assuming the exercise of all Warrants issued as part of the Units in the private placement at $3.885 per share, the Company would receive an additional $5,353,534, which would be used to support general operations and continued research and development for additional products and markets. The Company does not, however, anticipate that the Warrants will be exercised immediately, based on the current trading price of $3.9375 on March 7, 1997. See "Use of Proceeds". The Company will not receive any proceeds from the sale of Common Stock offered by the Selling Stockholders in this Offering. See "Summary of the Offering"; "Selling Stockholders".

As part of the private placement of the Units, the Company granted purchasers a limited price protection provision for the warrants issued as part of the Units to mitigate the effect of any potential market decline in the trading price of the Company's Common Stock should the Company subsequently seek additional financing at a price below the exercise price of the warrants. All warrants issued as part of the Units will expire on November 27, 2003, unless exercised prior to that date.

RESEARCH AND DEVELOPMENT EFFORTS

As of February 1997, the Company had five unique Class II medical systems under development, each of which features not only a thermodynamic platform to process blood products in a closed system, but use of various sterile, disposable plastic containers and applicators that come into direct contact with the blood product. These disposables must be replaced after each use, thereby transforming each sale of the system into a higher margin revenue stream stretching into the future. The Company is on schedule to complete development of the first two of these Class II systems - CryoSeal<trademark> and N{2} BioArchive<trademark> - by July, 1997, and has formed strategic business relationships with major medical companies to assist its manufacturing and marketing efforts. The following is a brief summary of the current Class II medical systems in development.

CRYOSEAL<trademark> SYSTEM. The CryoSeal<trademark> System is a small, floor-standing thermodynamic device and special blood processing container which harvests and concentrates adhesive and clotting proteins and growth factors from a donor or a surgical patient's own blood for use as intravenous treatment of clotting protein deficient patients, or to form a superior hemostatic agent and tissue sealant which the surgeon can use to stop surface bleeding, bond tissues and augment or replace sutures. This "autologous" biological adhesive contains the adhesive and/or clotting proteins -- fibrinogen, fibronectin, von Willebrand's Factor, factor VIII, and the clot stabilizing protein, factor XIII -- as well as platelet derived growth factors (PDGF). The Company believes that the CryoSeal<trademark> System will be an effective, safe and less expensive alternative to the current commercial tissue sealant known as "Fibrin Glue" which, the Company estimates has annual sales of $400 million in Europe and Japan, but which has never been licensed by the FDA for sale in the United States.
<R/>

The medical literature documents important practical applications for Fibrin Glue in thirteen distinct surgical areas, including plastic, thoracic, cardiovascular, orthopaedic, and opthamalogic surgery. Commercially available Fibrin Glue predominantly includes fibrinogen proteins which have been harvested from plasma pooled from thousands of donors. Fibrin Glue is sold outside the United States in kits which include a simple applicator and cost the hospital $100 to $220 per milliliter, depending on the country. Although Fibrin Glue sourced from pooled plasma has not yet been licensed by the FDA for sale in the USA due to concerns over contamination by viruses such as HIV and hepatitis, The Marketing Research Bureau's Report, "Market Assessment of the Commercial Fibrin Sealant Market in the United States: 1996," estimates the potential annual U.S. market for such a biological adhesive to be in excess of $400 million. No assurances can be given that the Company will receive all required approvals of its CryoSeal<trademark> System or that it will obtain significant market share or revenues from the distribution of its system. See "Risk Factors - Dependence on New Markets; Government Regulations Associated with Products".

The Company believes that there is a significant need for a tissue sealant that fulfills the surgeon's requirement for effectiveness and ease of use while accommodating the patient's justifiable fear of infection from a pooled plasma product. Each surgical use of the Company's CryoSeal<trademark> System, which
can  produce  8  to   10   ml   of   harvested    clotting   proteins
("CryoSealant<trademark>"), requires the use of two or more of the following disposables which are integral components to the System:

     CP-1: A sterile, plastic bag set for harvesting the proteins and growth factors from the patient's blood plasma.

     SA-1: A   small,   sterile,   hand-held  spray  applicator  for  precisely
           depositing CryoSealant<trademark> on large bleeding wound sites.

     DA-1: A small, sterile, hand-held plastic line or dot applicator for precisely depositing CryoSealant<trademark> on small or narrow bleeding wound sites.

Preclinical studies with the CryoSeal<trademark> System are now taking place in the United States and Canada under the direction of Dr. Dean Toriumi, a leading specialist in reconstructive surgery at the Medical School of the University of Illinois at Chicago, and Dr. Gail Rock, a leading specialist in hematology and coagulation at the Ottawa Civic Hospital. The Company applied to the FDA for 510(k) clearance to market its CryoSeal<trademark> System for the initial indication as a product for the intravenous treatment of clotting protein deficient patients. The second and more critical stage of the regulatory process will be to submit additional clinical findings to support the use of the CryoSeal<trademark> System as a topical hemostatic and bonding agent during surgery. The Company is currently in the process of identifying the specific surgical protocols which would be the basis for clinical studies to expand the approved applications of the CryoSeal<trademark> System.

N{2} BIOARCHIVE<trademark> SYSTEM. This System is a highly evolved method for collecting, controlled-rate freezing, processing, storing and retrieving biological thermolabile substances such as stem and progenitor cells, corneas, heart valves, sperm cells, virus samples, biopsy specimens, cell lines and blood, tissue and saliva samples for DNA matching. It features a liquid nitrogen dewar equipped with a robotic insertion and retrieval arm with remote optical bar code reading, controlled rate freezing and a computerized inventory management system with proprietary disposable containers tailored to the specific biological item.

The need to accurately validate that the freezing rate and storage and retrieval of these precious biological tissues is paramount. For example:

     Both sperm banks and prospective mothers need to be sure that the implanted sperm has been correctly frozen and stored and then correctly identified and retrieved from the thousands of similar inventory items.

     Both police departments and suspects need to be assured that DNA-typed blood, tissue or saliva samples have been correctly frozen and stored and then correctly identified for forensic purposes.

     Both pathologists and patients need to be assured that biopsy samples have been correctly frozen and stored and then correctly identified and retrieved from the thousands of similar inventory items.

     Both transplant surgeons and patients need to be assured that the genetically-typed stem cells for transplantation have been correctly frozen and stored and then correctly identified and retrieved from the thousands of similar inventory items.

The first biological substance for which N{2} BioArchive<trademark> disposables have been designed is stem and progenitor cells from placental blood drawn from blood within the placenta and umbilical cord that is normally discarded after every birth. Placental stem and progenitor cells have been identified by researchers as a superior replacement alternative to bone marrow for the reconstitution of the immune system. Recent articles in THE NEW ENGLAND JOURNAL OF MEDICINE verify the improvements in patient mortality that result from the intrinsic advantages of cord blood stem cells over bone marrow stem cells. For example, cord blood stem cells can be easily collected, frozen and stored in "banks" for immediate use and cord blood stem cells are more tolerant of a mismatch resulting in lower levels of graft vs. host disease for the patient.

For optimum therapeutic benefit, it will be necessary to harvest and inventory many thousands of cryopreserved placental stem cell donations, all genetically typed. In cooperation with a pioneer and leading expert in this field, Dr. Pablo Rubinstein of the New York Blood Center ("NYBC"), the Company has developed four disposable components that optimize the marriage of stem cell collection with the N{2} BioArchive<trademark> System:

    HR-1: A sterile plastic disposable for holding the placenta and umbilical cord to facilitate the harvesting of the stem cell rich placental blood.

    SCP-1: A sterile plastic bag set for harvesting and cryopreserving the stem cells in a closed system and transferring them to the detachable freezing bag.

     DI-1: A sterile, plastic disposable bag set for optimally preparing the frozen stem cells for transfusion.

     PC-1: A small disposable metal container to hold and protect the stem cell freezing bag during storage in the N{2} BioArchive<trademark> System and subsequent transport to the transplant site.


No assurances can be given that the Company's N{2} BioArchive<trademark> System will be accepted by the market as new uses for the product are implemented. See "Risk Factors - Dependence on New Markets; Government Regulations Associated with Products".

JRC BLOOD SAMPLE STORAGE AND RETRIEVAL SYSTEM. The JRC System is a prototype long-term storage freezer, computer inventory system and blood sample container for use by the Japanese Red Cross for storing samples of all blood donations that occur in Japan each year. The blood sample storage program has been mandated by the Japanese government in an effort to comply with new product liability laws in Japan. It is estimated that 6,600,000 blood donations occur annually. The Company shipped the prototype JRC System to Daido-Hoxan, the Company's Japanese distributor, in November 1996 for tests and performance review. In February 1997, Daido Hoxan placed an order for five (5) of the systems for installation at the five (5) JRC collection centers in Hokkaido as a pilot program. No assurance can be given that the Company's Blood Sample Storage and Retrieval System will ultimately be purchased in quantity by the Japanese Government. See "Risk Factors - Dependence on New Markets; Government Regulations Associated with Products".

A brief description of the other three Class II products under varying levels of development, all of which utilize the same thermodynamic technology already refined for the CryoSeal<trademark> System, are listed as follows:

MICROSEAL<trademark> SYSTEM. MicroSeal<trademark> is a bench top system that requires less than 50 ml of blood, drawn in a syringe to harvest up to 1 ml of CryoSealant<trademark> for the hundreds of thousands of microsurgeries that occur each year that could benefit from a safe, effective biological tissue sealant or hemostatic agent, such as: closing macular holes in the eye, minimizing scarring in fallopian tube surgery, sealing excised cataract wounds, bonding skin flaps in minor cosmetic surgery, and repairing ruptured eardrums.

CRYOFACTOR<trademark> SYSTEM. The CryoFactor<trademark> System is intended to harvest a full array of autologous PDGF immersed in a solution of adhesive proteins from a patient's own blood donation for the treatment of chronic wounds such as diabetic and venous insufficiency ulcers and for the healing and joining of severed nerves.

CRYOPLATELET<trademark> SYSTEM. The CryoPlatelet<trademark> System is intended to cryopreserve blood platelets which retain their viability when thawed utilizing novel freezing rates, proprietary disposable containers and transfusable, biodegradable cryoprotectants. Currently, platelets cannot successfully be frozen and remain viable, and, unfrozen, have a shelf life of only five (5) days. As a result, 400,000 bags (10% of total bags produced in the United States) are discarded annually due to outdating.

GOVERNMENT REGULATION

All medical devices marketed after May 28, 1976, the date of the Medical Device Amendments to the Food, Drug and Cosmetic Act ("FDCA"), must receive clearance or approval from the FDA, unless exempt by regulation, prior to the marketing or sale of such products or distribution in interstate commerce. Most of the Company's product510(k) submission"). This regulatory process requires that the Company demonstrate substantial equivalence to a product which was on the market prior to May 28, 1976, or which has been found substantially equivalent after that date. Today, the process of obtaining FDA clearance can be lengthy, expensive, and generally requires submission of extensive preclinical data and, in certain cases, in-use or clinical data, to support a finding of substantial equivalence.

Under FDA regulations, medical devices are classified in one of three categories: Class I, Class II or Class III devices, based on the health risk posed by such device. Each class of device must comply with certain regulatory requirements established by the FDA in order to ensure the safe and effective use of the devices. Class I devices are subject to General Controls, which includes a good manufacturing practices ("GMP") quality system, labeling, and in some instance 510(k) submissions. Class II devices are also subject to the

General Controls, and in addition must comply with Special Controls established at the discretion of the FDA. Special Controls may include application of performance and safety standards, product type standards, clinical or in-use studies, post-market surveillance and reporting, and other FDA guidelines established at the time of product submission review. Class III devices are higher risk devices that are generally associated with invasive procedures and must receive FDA pre-market application ("PMA") approval prior to distribution.

The product development, preclinical and clinical testing, manufacturing, labeling, distribution, sales, marketing, advertising and promotion of the Company's research, investigational, and medical devices are subject to extensive government regulation in the United States, and also in other countries. Products manufactured in the United States which have not been cleared by the FDA through a 510(k) submission, or which have not been approved through the PMA process, must comply with the requirements of Section 801 of the FDCA prior to export. Class I and Class II devices which are capable of being cleared by the FDA under a 510(k) submission do not require FDA approval for export; however, the Company's products must still comply with certain safety and quality system requirements in foreign countries where the products are proposed to be sold.

Non-compliance with applicable FDA requirements can result in fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, distribution, sales and marketing, or refusal of the FDA to grant approval of a PMA or clearance of a 510(k). Actions by the FDA might also include withdrawal of marketing approvals and criminal prosecution. Such actions could have a material adverse effect on the Company's business, financial condition, and results of operation.

THIRD-PARTY REIMBURSEMENT

In the United States, the Company's current core product lines of plasma thawers and freezers, are purchased by community blood banks, the American Red Cross and hospitals. The new products in development, however, will be marketed to medical institutions, including hospitals and surgi-centers, and used in surgical procedures, the costs for which the institutions will then seek to have reimbursed by various third-party payors, such as Medicaid, other government programs and private insurance plans. Third-party payors may deny reimbursement if they determine that the device or procedure used in a treatment is unnecessary, inappropriate, experimental or investigational, used for a non-approved indication, or not cost-effective in light of other procedures available. Accordingly, determination of clinical benefits by physicians is an important factor in the Company's efforts to bring the new products to market. Assuming regulatory approval, the Company's perceived market for its new products in development could be materially adversely affected by the failure of third-party payors to adopt policies of reimbursement. In both the United States and other countries, governments and third-party payors are increasingly challenging prices charged for medical procedures. There can be no assurance that reimbursement for medical procedures using the Company's new products in development will be available or, if available, that the reimbursement rate will continue to be available.

FACILITIES

The Company leases an approximately 17,000 square foot facility in Rancho Cordova, California, under a lease that terminates in December 2002, subject to the Company's right to renew for an additional five year term. The Company also leases an approximately 11,200 square foot facility in Rancho Cordova, California for manufacturing and production under a lease that terminates in November 1999. The Company believes that its current facilities are adequate to meet its requirements for the next few years.

For a more complete discussion of the Company and its business and other properties, refer to the Company's Annual Report on Form 10-KSB, which is incorporated herein by reference.

OFFICERS AND DIRECTORS

The following is a list of the executive officers, directors, and key employees of the Company at March 1, 1997:

      NAME                AGE     POSITION HELD

Philip H. Coelho           53     Chairman of the Board, President and CEO

Walter J. Ludt, III        53     Vice-President, Chief Operating Officer and
                                  Chief Financial Officer

Charles de B. Griffiths    47     Vice-President Marketing and Sales, Secretary

David C. Adams             39     Vice-President Business Development and
                                  General Counsel

Michael Zmuda, PhD, RAC    59     Vice-President Regulatory Affairs and
                                  Quality Systems

Sid V. Engler(1)           55     Director

Noel K. Atkinson(1)        76     Director

    KEY EMPLOYEES

Roger Kane                 49     Director of Research and Development

Liddel Kam                 46     Director of Quality Control and Documentation
_________________________________

(1)      Member of Audit Committee and Member of Compensation Committee



The following is the business background for the previous five years for the officers and directors of the Company:
<R/>
PHILIP H. COELHO. A Director since 1986, Mr. Coelho was named President of the Company on September 1, 1989, and later became the Chief Executive Officer. Prior to becoming President he was Vice President and Director of Research, Development and Manufacturing since October 1, 1986. Mr. Coelho was President of Castleton, Inc. from October, 1983 until December 31, 1986. Castleton developed and previously licensed the Insta Cool Technology to the Company. Mr. Coelho also serves as a member of the board of directors of Patient Media, Inc. Mr. Coelho has a Bachelor of Science degree in Mechanical Engineering from the University of California, Davis, and is either the inventor or co-inventor on all issued and pending patents assigned to the Company.

WALTER J. LUDT, III. A Director since 1996, Mr. Ludt rejoined the Company as its Chief Operating Officer and Vice- President in February 1995, and was appointed Chief Financial Officer in 1996. From March 1994 until February

1995, Mr. Ludt was a consultant (acting Chief Financial Officer) to the Omohundro Company, a manufacturer of state of the art carbon fiber spars for sail boats, where he was instrumental in raising $5,000,000 in capital and restructuring $2,500,000 in bank debt. From June 1992 to February 1994, Mr. Ludt was Vice President and Chief Financial Officer of Protel Technology, a developer and marketer of sophisticated EDA software. Prior to June 1992, Mr. Ludt was a Director, Chief Financial Officer, and Secretary of the Company. Mr. Ludt holds a Bachelor of Science Degree in Business/Accounting from California State University at Long Beach, and is a California Certified Public Accountant.

CHARLES DE B. GRIFFITHS. A Director since 1989, Mr. Griffiths became the Company's Director of International Sales in January 1990, and was appointed Vice-president Marketing and Sales in 1993. He is a Chartered Accountant and holds a degree in Economics from the University of Manchester, UK. From January 1980 until December 1987 he had been the Managing Director of a number of successful overseas manufacturing subsidiaries of the Cloride Group, including a $25,000,000 joint venture with the government of Egypt which he steered to profitability in its first year of operation. In his last appointment with Cloride he was in charge of the Scandinavian manufacturing operations based in Denmark and was concurrently responsible for all European automotive marketing activities. Mr. Griffiths is an internationally oriented businessman with appropriate experience in industrial marketing and manufacturing enhanced by studies at Harvard and Cranfield Business Schools. He conducted a consulting practice in the United Kingdom from January 1988 until December 1989.

DAVID C. ADAMS. Mr. Adams joined the Company at the end of November 1996 as General Counsel, and filled the newly created position of Vice-President of Business Development. Prior to joining the Company, Mr. Adams was in private practice representing public and private corporations in the areas of intellectual property, corporate finance, mergers and acquisitions, and regulatory matters. Mr. Adams received his Bachelor of Arts Degree in Psychology, with High Distinction, from the University of Colorado, Colorado Springs in 1984, and his Juris Doctorate, with Distinction, from the University of the Pacific, McGeorge School of Law in 1988.

MICHAEL ZMUDA. Dr. Zmuda joined the Company in February 1996 as Vice-President of Regulatory Affairs and Quality Systems. After serving as Assistant Professor of Pharmacology at Southern Illinois University School of Medicine for five years, Dr. Zmuda worked at Baxter Travenol Laboratories, CD Medical, Inc., and American Sterilizer Company ("AMSCO"). Prior to joining the Company, Dr. Zmuda held the position of Director of Regulatory Affairs at AMSCO from 1989 through 1996 when AMSCO merged with Steris Corp. Dr. Zmuda received his Bachelor of Arts degree in Psychology in 1969, and his Physical Doctorate in Pharmacology in 1975, both from the University of Minnesota.

SID V. ENGLER. A Director since 1992, Mr. Engler was formerly the Senior Vice President of Marketing of Liquid Carbonic, Inc. Canada, a subsidiary of CBI, the world's largest supplier of commercial carbon dioxide, a position he held since 1983. Mr. Engler joined Liquid Carbonic in May 1961 and has worked in the areas of engineering, sales and marketing and management positions. When Liquid Carbonic, Inc. was acquired in 1996, Mr. Engler became a consultant. Mr. Engler's experience is primarily in the area of food chilling and freezing and he holds several patents and has several patents pending in this area. He graduated with a Bachelor of Science Degree in Mechanical Engineering from Queens University in Kingston, Ontario, Canada.

NOEL K. ATKINSON. Director since 1989, has been engaged successfully in general real estate brokerage and development since 1946. After retiring in 1979, Mr. Atkinson accepted selected consulting engagements until 1985 when he founded a venture capital firm. His venture capital firm was a founding investor in the Company and Ovutec, Inc. Mr. Atkinson also was a founder and investor in the media with KCHH radio station in Northern California. Mr. Atkinson completed five years of university level upper and lower division courses in the field of structural engineering and architecture at the University of Washington.

KEY EMPLOYEES

ROGER KANE. Prior to joining the Company in December 1996, Mr. Kane worked as the Director of Product Development and Manufacturing for Integrated Surgical Systems, a position he had held since 1994. From 1993 through 1994, Mr. Kane was a private consultant to a start up business that had designed a proprietary anesthesia delivery system, and from 1986 through 1993, Mr. Kane served as Vice President of Engineering for Bear Medical Systems in Southern California. Mr. Kane received his Bachelor of Science Degree in Electrical Engineering from Ohio State University in 1970, and his Masters Degree in Business Administration from the University of Wisconsin in 1984.



LIDDELL KAM. Prior to joining the Company, Mr. Kam served as the Director of Quality Assurance and Regulatory Compliance for Hayes Medical, Inc. For the six year period prior to that, Mr. Kam served as the Regulatory Compliance Specialist for Intermedics Orthopedics, Inc., as the Manager of Quality Assurance and Regulatory Affairs for MicroAire Surgical Instruments, Inc. Before that, Mr. Kam performed routine and special investigations of medical device manufacturers for the FDA's Los Angeles and San Francisco District Offices from 1977 through 1990. Mr. Kam received his Bachelor of Science Degree in Physiology in 1972, and his Master of Science Degree in Physiology in 1975, both from the University of California, Davis.
<R/>
EMPLOYEES

At fiscal year ended June 30, 1996, the Company employed fifty-four (54) regular full time employees. In order to complete research and design, to build, market and service the new products in development, the Company hired additional engineers, production personnel, sales managers, and customer support, and administrative employees. At March 1, 1997, the Company employed sixty-nine (69) full time employees in the following categories:

          CATEGORY NUMBER
          Research & Design Engineering....................................16
          Production & Manufacturing.......................................27
          Regulatory Affairs & Quality Assurance ...........................4
          Sales & Marketing................................................12
          Finance, Accounting & Administration.............................10

The Company considers current staffing levels adequate at this time, but may need to add additional personnel to meet shortened production times or to handle increases in business. Similarly, any downturn in product markets or sales might result in decreases in the number of full time employees.

                             SUMMARY OF THE OFFERING

The Company is registering 2,901,589 shares of Common Stock on behalf of the Selling Stockholders, and offering 1,478,001 shares of Common Stock upon the exercise of outstanding Warrants including the placement agent warrants. 2,756,002 shares of Common Stock and the Warrants were issued in connection with a November 1996 private placement by the Company of 1,378,001 Units at $6 per Unit, and the additional 145,587 shares offered were issued pursuant to the On-Time Manufacturing agreement. Each Unit consisted of two shares of Common Stock and a Warrant to purchase an additional share of Common Stock at $3.885 per share. To the extent required under the federal securities laws, this Prospectus may be used for resale of Common Stock upon the exercise of the Warrants by the holders of such Warrants. See "The Company and Recent Events - Recent Financing"; "Selling Stockholders".

The Company will receive no proceeds from the sale of the 2,901,589 shares of Common Stock that may be offered and sold from time to time by the Selling Stockholders.

                                 USE OF PROCEEDS

Assuming Warrants are exercised for the purchase of all 1,378,001 shares of common stock underlying the Warrants issued as part of the Units, the Company expects to receive $5,353,534 before deducting expenses of approximately $22,000 associated with this Offering. In addition, if the placement agent Warrants to acquire the additional 100,000 shares of Common Stock at $3.885 are also exercised, the Company will receive an additional $388,500. The Company intends to use any amounts received from the exercise of these Warrants for continued research and development projects and for general corporate purposes. As of March 7, 1997, the closing bid price for one share of Common Stock was $3.9375. In light of the current market price for one share of Common Stock, and the exercise price of the Warrants, it is unlikely that a holder of a Warrant would exercise the Warrant in the immediate future.

                              SELLING STOCKHOLDERS

The following table identifies the Selling Stockholders, as of March 5, 1997, and indicates (i) the nature of any material relationship that such Selling Stockholders have had with the Company for the past three years, (ii) the number of shares of Common Stock held by the Selling Stockholders, (iii) the amount to be offered for the Selling Stockholders' account, and (iv) the number of shares and percentage of outstanding shares of Common Stock to be owned by the Selling Stockholders after the sale of the Common Stock offered by the Selling Stockholders pursuant to this Offering. To the extent required under the federal securities laws, this Prospectus may be used for resale of Common Stock upon the exercise of the Warrants by the holders of such Warrants. The Selling Stockholders are not obligated to sell their Common Stock or Warrants offered by this Prospectus.


   <R/>



The Company has registered the resale of the Selling Stockholder Warrants and the Selling Stockholders may sell their Warrants as part of a primary offering through a private transaction, or may exercise the Warrants and sell the Common Stock in a secondary offering pursuant to the terms of this Prospectus. The table assumes that the Selling Stockholders have exercised their Warrants and will sell the Common Stock in a secondary offering pursuant to this Prospectus. The Company will receive proceeds upon the exercise of the Warrants, but will not receive any proceeds from the sale of either the Warrants or the Common Stock offered pursuant to this Prospectus. See "Use of Proceeds".
<R/>



Under the Exchange Act, any person engaged in a distribution of the shares of Common Stock of the Company offered by this Prospectus may not simultaneously engage in market making activities with respect to the Common Stock of the Company during the applicable periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, each Selling Stockholder may be subject to applicable provisions of the Exchange Aegulations thereunder including, without limitation Regulation M.
<R/>



The Warrants are not registered or listed for trading on the Nasdaq Market or on any other exchange. With regard to the shares offered by the Selling Stockholders such shares may be sold on the Nasdaq Stock Market or in private transactions at prices to be determined at the time of sale. Such shares may be offered through broker-dealers, acting on the Selling Stockholders' behalf, who may offer the shares at then current market prices. Any sales may be by block trade. The Selling Stockholders and any brokers, dealers or others who participate with the Selling Stockholders in the distribution of such shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions or fees received by such persons and any profit on the resale of such shares purchased by such persons may be deemed to be underwriting commissions or discounts under the Securities Act. Sales may be made by all Selling Stockholders pursuant to the Registration Statement of which this Prospectus is a part.
<R/>

                          SHARES BENEFICIALLY OWNED PRIOR TO       SHARES TO BE      SHARES BENEFICIALLY OWNED AFTER
                                       OFFERING                       SOLD{(1)}                 OFFERING
                                    Number     Percentage                Number         Number         Percentage
Bruce Allen{(2)}                    249,999       ~1.62%                 249,999         0                 *
B.D. & G. Investment                  8,001          *                     8,001         0                 *
Partnership I{(2)}
Howard R. Berlin{(2)}                51,000          *                    51,000         0                 *
Herbert L. Camp{(2)}                 37,500          *                    37,500         0                 *
Vincent T. Cavallo{(2)}              51,000          *                    51,000         0                 *
Cook & Cie, S.A.{(2)}               525,000       ~3.21%                 525,000         0                 *
Mary Cullen{(2)}                     50,001          *                    50,001         0                 *
Michael N. Emmerman{(2)}             51,000          *                    51,000         0                 *
Mallory Factor{(2)}                 120,000          *                   120,000         0                 *
Foundation Danonia{(2)}             180,000       ~1.15%                 180,000         0                 *
Foundation Zemara{(2)}               54,000          *                    54,000         0                 *
HAGC Partners, L.P.{(2)}             50,001          *                    50,001         0                 *
Norton Herrick{(2)}                 125,001          *                   125,001         0                 *
John Hurford{(2)}                    60,000          *                    60,000         0                 *
Erica Jesselson, Michael            100,000          *                   100,000         0                 *
G. Jesselson & Lucy
Lang, Executors for the
Estate of Ludwig
Jesselson
Benjamin Jesselson{(3)}              25,000          *                    25,000         0                 *
Michael Jesselson{(3)}               25,000          *                    25,000         0                 *
Donald R. Keough{(2)}                87,750          *                    87,750         0                 *
Michael L. Keough{(2)}                9,750          *                     9,750         0                 *
Mahmood Khan{(2)}                    30,000          *                    30,000         0                 *
R. Richard Leinhardt                 12,501          *                    12,501         0                 *
M.D. P.C. Pension
Trust{(2)}

                                       18

Dan W. Lufkin{(2)}                   60,000          *                    60,000         0                 *
Robert Marston{(2)}                  60,000          *                    60,000         0                 *
Eugene Melnyk{(2)}                  225,000        ~1.5%                 225,000         0                 *
Martin E. Messinger{(2)}            105,000          *                   105,000         0                 *
MH Capital Partners{(2)}             51,000          *                    51,000         0                 *
Robert C. Miller{(2)}                 7,500          *                     7,500         0                 *
Harold J. Newman{(2)}                90,000          *                    90,000         0                 *
On-Time Manufacturing,              145,587          *                   145,587         0                 *
Inc.
Daniel P. Paduano{(2)}               51,000          *                    51,000         0                 *
Parallax Partners{(2)}               51,000          *                    51,000         0                 *
P.A.W. Offshore Fund,               225,000        ~1.5%                 225,000         0                 *
Ltd.{(2)}
Joseph E. Sheehan III -              75,000          *                    75,000         0                 *
Trust{(2)}
Zita M. Sheehan                      75,000          *                    75,000         0                 *
- Trust{(2)}
John Simon{(2)}                      24,999          *                    24,999         0                 *
VanKan, Inc.{(2)}                   126,000          *                   126,000         0                 *
Vernon International,               750,000        ~4.8%                 750,000         0                 *
Ltd.{(2)}
Windsor Partners,                   255,000        ~1.5%                 255,000         0                 *
L.P.{(2)}
Allen & Co. Inc.{(4)}               100,000          *                   100,000         0                 *

FOOTNOTES TO TABLE
 *         Less than one percent.



(1)Assumes that Warrant holders will exercise rights to purchase Common Stock and to sell the Common Stock in a secondary transaction pursuant to this Prospectus.
<R/>
(2)Includes shares underlying Warrants, immediately exercisable, to purchase one third of the listed shares.

(3)Includes 25,000 shares underlying warrants issued as part of the placement of Units to the estate of Jesselson.

(4)Includes 100,000 shares underlying the placement agent warrants.

                            DESCRIPTION OF SECURITIES

Pursuant to its Amended and Restated Certificate of Incorporation, the Company is authorized to issue two classes of capital stock, designated as Common Stock and Preferred Stock. The authorized Common Stock consists of 50,000,000 shares, $.001 par value, and the authorized Preferred Stock consists of 2,000,000 shares, $.001 par value.

As of February 26, 1997, the number of shares  of  Common Stock outstanding was
15,834,005.   There are no shares of Preferred Stock outstanding.

COMMON STOCK

Holders of shares of the Common Stock have full voting rights, one vote for each share held of record. Subject to preferential rights of holders of any series of Preferred Stock, holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and share pro rata in any distributions to stockholders upon liquidation. The holders of shares of Common Stock have no conversion, preemptive or other subscription rights. All of the outstanding shares of Common Stock are, and the shares offered hereby will be, validly issued, fully paid and nonassessable.

PREFERRED STOCK

The Company's Board of Directors is authorized to establish, upon authorization, a series or designation of Preferred Stock with rights, preferences, privileges, and restrictions on such stock as the Board of Directors may determine. The Company currently has no Preferred Stock outstanding, and the Board of Directors has not established any rights, preferences, privileges or restrictions on such stock.

OPTIONS

As of June 30, 1996, the Company had outstanding options to acquire 1,164,333 shares of Common Stock at exercise prices ranging from $1.64 to $4.25 per share. Some of these options are subject to vesting, and in general, have a five year exercise period.

WARRANTS

The Company issued warrants to purchase an aggregate of 42,500 shares of Common Stock (post stock split) in connection with the private placement that concluded in February 1993, of which approximately 17,500 warrants remain unexercised. The remaining 17,500 warrants may be exercised any time before February 5, 1998, at an exercise price of $1.20 per share. The exercise price may be adjusted from time to time in the event the Company subdivides or combines its outstanding Common Stock. The Company was obligated to register, and did register the underlying Common Stock of the Warrants under the Securities Act, upon the one-time request of holders of fifty percent (50%) of those warrants.

As part of the placement agent's compensation in the 1995 private placement of Units, additional Warrants to purchase 8.8 Units at an exercise price of $30,000 per Unit were also issued, each Unit consisting of fifty thousand (50,000) shares of Common Stock.

The Company issued Warrants (including the placement agent warrant) to purchase an aggregate of 1,478,001 shares of Common Stock in connection with the private placement of Units that was concluded in November 1996. The Warrants may be exercised in whole or in part anytime before November 27, 2003. The 1,478,001 shares are issuable at an exercise price of $3.885 per share. The exercise price may be adjusted from time to time in the event the Company subdivides or combines its outstanding Common Stock. The Company is contractually obligated to register the shares of Common Stock underlying the Warrants with the Commission pursuant to the provisions of the Securities Act. See "The Company and Recent Events - Recent Financing".

INVESTOR LOCK-UP

On-Time Manufacturing, Inc. was required to enter into an agreement not to sell, directly or indirectly, the Common Stock included in the Offering for a period of 180 days following the effective date of a registration statement registering its shares for resale.

REGISTRATION OBLIGATION

As part of the private placement of the Units, the Company agreed to register the shares of Common Stock and shares of Common Stock underlying the Warrants issued as part of the Units for resale under the Securities Act by filing with the Commission a registration statement on Form S-3, and similarly was obligated under the contract with On-Time Manufacturing, Inc. to register its shares of common stock (the "Registration Obligation"). The Company complied with its obligation to file the registration statement. The Company paid all expenses necessary to prepare and file the registration statement. See "The Company and Recent Events - Recent Financing".

VOTING RIGHTS; DIVIDENDS

The holders of Common Stock will be entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Further, the holders of Common Stock will be entitled to receive ratable dividends when and as declared by the Board of Directors from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock will be entitled to share ratably in all assets remaining after payment to holders of any series of preferred stock or of any other senior securities outstanding at such time. It is anticipated that the Company will not be declaring dividends in the near future.

                     CERTIFICATE OF INCORPORATION AND BYLAWS

The Company's Amended and Restated Certificate of Incorporation provides for the indemnification of directors and officers for certain acts to the fullest extent permitted by Delaware Law. Further, the Company's bylaws provide authority for the Company to maintain a liability insurance policy which insures directors or officers against any liability incurred by them in their capacity as such.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication.

                                 TRANSFER AGENT

American Securities Transfer & Trust, Inc., 938 Quail Street, Suite 101, Lakewood, Colorado 80215-5513, is the transfer agent for the Company's Common Stock.

                                     EXPERTS

The financial statements of THERMOGENESIS CORP. appearing in THERMOGENESIS CORP.'s Annual Report (Form 10-KSB) for the year ended June 30, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                                  LEGAL MATTERS



The validity of the shares of Common Stock offered by the Selling Stockholders through this Prospectus will be passed upon for the Company by David C. Adams, General Counsel and Vice President of Business Development. Mr. Adams beneficially owned 120,000 options to acquire shares of Common Stock as of April 18, 1997.
<R/>

                       GLOSSARY OF CERTAIN TECHNICAL TERMS




510(K): formal notification to the Food and Drug Administration ("FDA") by manufacturers of Class I or Class II devices to obtain clearance to market the medical device. The device must be substantially equivalent to devices manufactured prior to 1976.

AUTOLOGOUS: autogenous; related to self; originating within an organism itself, as an autograft or autotransfusion.

CLASS II MEDICAL SYSTEM: those devices for which general controls alone are insufficient to assure safety and effectiveness and for which mandatory performance standards must be developed by the FDA.

COAGULATION: 1) the  process  of clot formation.  2) in surgery, the disruption
of  tissue  by  physical  means  to   form   an   amorphous   residuum,  as  in
electrocoagulation and photocoagulation.

CORE LINE PRODUCTS: (1) device for the ultra-rapid cryopreservation of human blood plasma, (2) portable device for the ultra-rapid cryopreservation of human blood plasma, (3) device for the rapid thawing of frozen plasma for hospital patient care, (4) device for the hermetic sealing of blood tissue containers,
(5) "smart" blood collection monitor, (6) Vial BioArchive{TM} System for the Japanese Red Cross.

CRYOPRECIPITATE: any precipitate that results from cooling, as cryoglobulin or antihemophilic factor.

CRYOPRESERVATION: the maintaining of the viability of excised tissue or organs by storing at very low temperatures.

CRYOSEAL{TM}: system for harvesting fibrinogen-rich cryoprecipitate from a donor's blood plasma, a blood component that is currently licensed by the FDA for the treatment of clotting protein deficient patients.

DEWAR: container which keeps its contents at a constant and generally low temperature by means of two external walls between which a vacuum is maintained.

FACTOR VIII: antihemophilic factor (AHF): a relatively storage-labile factor participating only in the intrinsic pathway of blood coagulation. Deficiency of this factor, when transmitted as a sex-linked recessive trait, causes classical hemophilia (hemophilia A). More than one molecular form of this factor has been discovered. Called also antihemophilic globulin (AHG) and antihemophilic factor A.

FACTOR XIII: fibrin stabilizing factor (FSF): a factor that polymerizes fibrin monomers so that they become stable and insoluble in urea, thus enabling fibrin to form a firm blood clot. Deficiency of this factor produces a clinical hemorrhagic diathesis. Called also fibrinase and Laki-Lorand factor (LLF). The inactive form is also known as protransglutaminase and the active form as transglutaminase.

FIBRONECTIN: an adhesive glycoprotein: one form circulates in plasma, acting as an opsonin; another is a cell-surface protein which mediates cellular adhesive interactions. Fibronectins are important in connective tissue, where they cross-link to collagen, and they are also involved in aggregation of platelets.
HEMATOLOGY: that branch of medical science which treats of the morphology of the blood and blood forming tissues.
<R/>

HEMOSTATIC: 1) checking the flow of blood; 2) an agent that arrests the flow of blood.

MACULAR: pertaining to or characterized by the presence of macules; pertaining to the macula retinae.

N{2} BIOARCHIVE: system for controlled rate freezing, storage and retrieval and
inventory  management  of  biological  samples   which  require  LN{2}  storage
temperatures, such as placental, stem and progenitor cells.

PIPELINE PRODUCTS: (1) CryoSeal{TM} System, thermodynamic processor, (2) LN{2} BioArchive{TM} System, computerized LN{2} dewar with robotic arm, (3)
CryoFactor{TM} System, thermodynamic processor, (4) MicroSealant{TM} System, bench top thermodynamic processor, (5) CryoPlatelet{TM} System, thermodynamic processor.

PLATELET DERIVED GROWTH FACTOR (PDGF): a substance contained in the alpha granules of platelets and capable of inducing proliferation of vascular endothelial cells, vascular smooth muscle cells, fibroblasts and glia cells; its action contributes to the repair of damaged vascular walls.

PROGENITOR: a parent or ancestor.

THERMOLABILE:  easily altered or decomposed by heat.

VON WILLEBRAND'S FACTOR: the attribute of Factor VIII necessary for the adhesion of platelets to vascular elements. Deficiency of this factor results in the prolonged bleeding time seen in von Willebrand's disease.
<R/>
                                      24

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable by the Company in connection with the issuance and distribution of the securities being registered hereunder. No expenses shall be borne by the Selling Stockholders. All of the amounts shown are estimates, except for the SEC Registration fee.

          SEC registration fee                    $    5,574.70
          Printing and engraving expenses        *$    1,425.30
          Accounting fees and expenses           *$   15,000.00
          Legal fees and expenses                *$      -0-
          Transfer agent and registrar fees      *$      -0-
          Fees and expenses for qualification
            under state securities laws           $      -0-
          Miscellaneous                          *$      -0-
          TOTAL                                   $   22,000.00

          *  estimated

Item 15.  Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits indemnification of directors, officers and employees of corporations under certain conditions and subject to certain limitations. Article Eighth of the Company's Amended and Restated Certificate of Incorporation contain provisions for the indemnification of its directors and officers to the fullest extent permitted by law.

Under such law, the Company is empowered to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the Company to procure a judgment in its favor) by reason of the fact that such person is or was an officer, director, employee or other agent of the Company or its subsidiaries, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the Company and, in the case of a criminal proceeding, has no reasonable cause to believe the conduct of such person was unlawful. In addition, the Company may indemnify, subject to certain exceptions, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was an officer, director, employee or other agent of the Company or its subsidiaries, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith and in a manner such person believed to be in the best interest of the Company and its shareholders. The Company may advance expenses incurred in defending any proceeding prior to final disposition upon receipt of an undertaking by the agent to repay that amount it shall be determined that the agent is not entitled to indemnification as authorized.

In addition, although the Company does not have director's and officer's insurance, the Company's bylaws provide the Company authority to maintain a liability insurance policy which insures directogainst any liability incurred by them in their capacity as such, or arising out of their status as such. The Company intends to seek such insurance in the future.

Item 16.   Exhibits and Financial Statement Schedules

EXHIBIT   DESCRIPTION

1.01      Unit Placement Agreement (9)

3.1       (a) Amended and Restated Certificate of Incorporation (5)
          (b) Revised Bylaws (5)

5.1 Opinion of David C. Adams, General Counsel to the ** registrant

10.1      (a) Letter of Agreement between Liquid Carbonic, Inc.
          Canada and THERMOGENESIS, CORP. (2)
          (b) Letter of Agreement between Fujitetsumo USA and
          THERMOGENESIS, CORP. (2)
          (c) Letter of Agreement between Fujitetsumo Japan and THERMOGENESIS, CORP. (2)
          (d) Letter of Agreement between THERMOGENESIS, CORP.
          and Liquid Carbonic, Inc. Sale of Convertible Debenture (3)
          (e) License Agreement between Stryker Corp. and
          THERMOGENESIS, CORP. (7)
          (f) Lease of Office and Mfg. Space (5)
          (g) Executive Development and Distribution Agreement between THERMOGENESIS and Daido Hoxan Inc. (4)
          (h) Administrative Office Lease (8)
          (i) Employment Agreement for Philip H. Coelho (5)



          (j) Employment Agreement for Charles de B. Griffiths (5)
          (k) Employment Agreement for Walter J. Ludt        (5)
          (l) Licensing/Manufacturing Agreement between On-Time
              Manufacturing and THERMOGENESIS CORP.  (10)
          (m) License and Distribution Agreement between Asahi
              Medical and THERMOGENESIS CORP.  (11)
<R/>

23.1      Consent of General Counsel is contained in exhibit 5.1. **

23.2      Consent of Ernst & Young LLP, independent auditors

24.1      Power of Attorney contained on Signature Page
          Part II, page II-5.                                     **

27.1      Financial Data Schedule                                 **

FOOTNOTES TO INDEX

(1) Incorporated by reference to Registration Stmt No. 33-12210-A of THERMOGENESIS, CORP. filed on June 4, 1987.

(2) Incorporated by reference to Registration Statement No. 33-37242 of THERMOGENESIS, CORP. filed on Feb. 7, 1991.

(3)       Incorporated by reference to Form 8-K for July 19, 1993.

(4)       Incorporated by reference to Form 8-K for June 9, 1995.

(5) Incorporated by reference to Form 10-KSB for the year ended June 30, 1996.

(6) Incorporated by reference to Form 10-KSB for the year ended June 30, 1995.

(7)       Incorporated by reference to Form 8-K for September 27, 1995.

(8) Incorporated by reference to Form 10-QSB for the quarter ended December 31, 1995.

 (9)      Incorporated by reference to Form 8-K for November 27, 1996.

(10) Incorporated by reference to Form 10-KSB for the year ended June 30, 1996.

(11)       Incorporated by reference to Form 8-K for May 29, 1996.

 **       Previously Filed with this registration statement.

Item 17. Undertakings

(a) The undersigned Company hereby undertakes:



   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section (10)(a)(3) of the Securities Act;

          (ii)To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

          (iii)To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

   Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii), above, do not apply if the information required to be included in a post-effective amendment by these paragraphs is contained in periodic reports filed with or furnished by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

   (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
<R/>

(b)The undersigned Registrant hereby undertakes that, for purposes of determining liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
<R/>
(c)Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Rancho Cordova, County of Sacramento, State of California, on April 18, 1997.

                                 THERMOGENESIS CORP.


                                 Philip H. Coelho, C.E.O. and
                                 President

                                POWER OF ATTORNEY


  Pursuant  to  the  requirements  of  the  Securities   Act   of  1933,  this
registration statement has been signed below by the following persons in the capacities and on the dates indicated:



                                                       Dated:  April  18, 1997
Philip H. Coelho, C.E.O., President,
and Chairman of the Board**
(Principal Executive Officer)


                                                        Dated: April 18, 1997
Charles de B. Griffiths, V.P.,
Secretary, and Director**


                                                        Dated: April 18, 1997
Walter J. Ludt, V.P. and Chief
Operating Officer**
(Principal Accounting Officer
and Principal Financial Officer)


                                                        Dated: April 18, 1997
Sid V. Engler, Director**


                                                        Dated: April 18, 1997
Noel K. Atkinson, Director**

** Signed by Philip H. Coelho, pursuant to power of attorney filed with the Commission on the Form S-3 Registration Statement, filed April 11, 1997.